EXHIBIT D-11




                           THE STATE OF NEW HAMPSHIRE

                           PUBLIC UTILITIES COMMISSION


----------------------------------------
                                        )
PETITION OF NORTHERN UTILITIES, INC.    )
WITH RESPECT TO A MERGER                )         Docket no.
AND RELATED TRANSACTIONS                )                   ---------
                                        )
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                      Petition of Northern Utilities, Inc.
    For a Determination that the Commission's Approval is not Required with
                         Respect to, Or For Approval of
                        A Merger and Related Transactions
                        ---------------------------------


          Now comes the petitioner, Northern Utilities, Inc. ("Northern"), a New Hampshire corporation and public utility, and hereby respectfully requests that the New Hampshire Public Utilities Commission (the "Commission") either (i) find that its approval is not required with respect to a merger and related transactions pursuant to which the ultimate corporate parent of Northern, NiSource Inc. ("NiSource"), acquires Columbia Energy Group ("Columbia"), or (ii) approve the subject merger and related transactions. In support of the foregoing, Northern hereby represents as follows.

1. Northern is a New Hampshire gas utility pursuant to section 2 of title 362 of the New Hampshire Revised Statutes. Northern provides gas service to approximately twenty-three thousand (23,000) customers in the greater Portsmouth and seacoast areas.

2. Northern is hereby petitioning the Commission either (i) to find that the subject merger does not require the Commission's approval under R.S.A. 374:33; or (ii) to approve the subject merger consistent with the provisions of R.S.A. 369:8.

3. Northern is an indirect subsidiary of NiSource, which is an Indiana corporation. NiSource is a public utility holding company that is currently exempt from registration with the United States Securities and Exchange Commission (the "SEC") under section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), pursuant to an order dated February 10, 1999 exempting NiSource from most of the provisions of PUHCA. NiSource is an "Affiliate" of Northern pursuant to R.S.A. 366:1. Northern's parent, Bay State Gas Company ("Bay State," a Massachusetts gas utility), is a wholly-owned subsidiary of NiSource.1 NiSource is also the parent company of two utilities providing gas service in Indiana and one providing both gas and electric service in Indiana.2 Other principal NiSource subsidiaries are engaged in gas transportation, energy generation, and water distribution. See the organization chart entitled "NiSource Inc. Pre-Merger Organizational Structure," which is attached hereto.

4. Columbia is a Delaware corporation and a public utility holding company registered with the SEC under PUHCA and subject to all the regulatory requirements applicable to such companies under PUHCA. Columbia, through its various subsidiaries, is engaged in all phases of the natural gas business, including exploration and production, transmission, storage, and distribution, as well as retail energy marketing, propane and petroleum product sales, and


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1         The acquisition by NiSource (then known as "NIPSCO Industries,
Inc.") of Northern (through the acquisition of Bay State) was approved by the Commission in Northern Utilities, Inc., No. 98-040 (N.H. P.U.C., June 20, 1998).

2         Northern Indiana Public Service Company serves both gas and electric customers; Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc. serve gas customers.


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


electric power generation.3 See the organization chart entitled "Columbia Energy Group Pre-Merger Organizational Structure," which is attached hereto.

5. NiSource and Columbia have entered into an Agreement and Plan of Merger, dated as of February 27, 2000 and amended and restated as of March 31, 2000 (the "Merger Agreement"), providing for the acquisition by NiSource of Columbia through the creation of a new holding company. A copy of the Merger Agreement is attached. Pursuant to the Merger Agreement, New NiSource Inc. ("New NiSource") has been organized under the laws of Delaware. New NiSource will effect the merger through two whollly-owned subsidiaries.

6. In the event that the Merger Agreement is approved by holders of a majority of the outstanding shares of NiSource stock as well as by Columbia's shareholders, the subject merger will take place as described in the previous paragraph (the "Preferred Plan"). Under the Preferred Plan, each share of Columbia stock will be converted into (i) cash and other consideration (i.e., New NiSource debt and a forward equity contract), or (ii) at the shareholder's election and subject to terms and limitations, New NiSource stock. As a result of such merger, Columbia will become a wholly-owned subsidiary of New NiSource. Thus, both Columbia and the NiSource subsidiaries will be wholly-owned by New NiSource, which will register as a public utility holding company under PUHCA. The net result of the transactions under the Preferred Plan will be (i) that the current shareholders of NiSource will become the shareholders of New NiSource, of which Columbia will be a wholly-owned subsidiary; and (ii) that the current shareholders of Columbia, in exchange for their Columbia shares, will receive either cash and New NiSource debt and a forward equity contract, or (at their


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3         Columbia subsidiaries provide gas utility service to customers in
Kentucky, Maryland, Ohio, Pennsylvania, and Virginia.


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


election and subject to limitations) New NiSource stock. NiSource will then merge into New NiSource. See the organization chart entitled "NiSource Inc. Post-Merger Planned Organizational Structure," which is attached hereto.

7. In the event that the Merger Agreement is approved by Columbia's shareholders but NiSource's shareholders do not vote in favor of it, the transaction automatically will be restructured so that Columbia will become a wholly-owned subsidiary of NiSource (the "Alternative Plan"), which will register as a public utility holding company under PUHCA. Under the Alternative Plan, each share of Columbia stock will be converted into cash and other consideration (which will not include any stock). The net result of the transactions under the Alternative Plan will be (i) that the current shareholders of NiSource remain shareholders of NiSource, of which Columbia will be a wholly-owned subsidiary; and (ii) that the current shareholders of Columbia, in exchange for their Columbia shares, will receive cash and NiSource debt and a forward equity contract. See the organization chart entitled "NiSource Inc. Post-Merger Alternative Organizational Structure," which is attached hereto.

8. Section 33 of title 374 of the New Hampshire Revised Statutes provides that no public utility holding company shall acquire an ownership interest in the stock "of any other public utility or public utility holding company doing business in this state, unless the [C]ommission finds that such acquisition is lawful, proper and in the public interest." As an initial matter, Northern notes that in no manner under either the Preferred Plan or the Alternative Plan will its stock - or indeed the stock of any New Hampshire public utility - be acquired. Further, under the Alternative Plan no stock of any public utility holding company doing business in New Hampshire would be acquired - even indirectly. Only under the Preferred Plan would any stock of such a public utility holding company possibly be acquired, and thus, only under the Preferred


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


Plan could the Commission's approval of the subject merger under R.S.A. 374:33 possibly be required.

9. Even under the Preferred Plan, the Commission should find that its approval of the subject merger is not required. Such approval would be required only if the transactions thereunder would constitute the "acquisition" of an ownership interest in an "other" public utility holding company. However, these transactions would merely serve to interpose a holding company (New NiSource) between NiSource and its shareholders, and then only temporarily. Thus, the existing direct owners of NiSource will become the future direct owners of NiSource. Only under the most literal interpretation of such transactions would there be any "acquisition" of NiSource stock, and then only by New NiSource, which is not an "other" holding company but is merely a subsidiary of NiSource established to effectuate the subject merger. Again, the subject merger involves the acquisition by the parent of a New Hampshire utility of a non-New Hampshire entity - not the acquisition of such a parent, which section 33 clearly contemplates.

10. As is further described below, the transactions that would occur under the Preferred Plan would not impose any of the issues for Northern's ratepayers that a genuine takeover of Northern's parent could. Northern also notes that it would be anomalous for the Commission to exercise jurisdiction to review and approve the subject merger under the Preferred Plan, while under the Alternative Plan - which poses identical consequences to Northern and its ratepayers (namely, none)
- the merger could take place without regard to Commission approval.

11. If the Commission nonetheless declines to find that its approval is not required under R.S.A. 374:33, Northern requests that the Commission approve the subject merger and related transactions under the Preferred Plan consistent with the provisions of R.S.A. 369:8. Section 8 of title 369 provides that to the extent that the approval of the Commission is required by any other statute for


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


any corporate merger involving the parent company of a regulated New Hampshire public utility, the approval of the Commission shall not be required if the public utility files with the Commission "a detailed representation" that the merger "will not have an adverse effect on rates, terms, service, or operation of the public utility within the state." As is set forth below, the subject merger will have no such adverse effect. See, testimony of Mark T. Maassel, attached hereto.

12. Regardless of whether the subject merger takes place under the Preferred Plan or the Alternative Plan, the jurisdiction of the Commission over Northern's current operations will not be affected.

13. No changes in the management of Northern or Bay State will result from the merger, and thus the merger will have no material impact on the local operations of Northern. The subject merger will not result in any change in the current ownership or control of Northern. The subject merger will not cause Northern's rates for service to increase, nor will it require any "acquisition premium" to be allocated to Northern.4

14. In no manner will the ratepayers of Northern be adversely affected by the subject merger; indeed, the subject merger will provide a number of affirmative ratepayer benefits, including the acquisition by Northern's parent company of significant assets, which will better enable Northern to serve the needs of its customers.

15. The subject merger will provide the opportunity for Northern's ratepayers to realize certain long-term advantages through the efficient use of the combined pipeline and storage assets of its parent company, plus the ability to best use natural gas supplies across time, weather, and geography (which ability


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4         In its above-cited decision approving the acquisition by NiSource
(then known as "NIPSCO Industries, Inc.") of Northern, the Commission also approved a Stipulation and Agreement among Northern, NIPSCO Industries, New Hampshire's Office of the Consumer Advocate, and Commission Staff. The subject merger will not affect such Stipulation.


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


is expected to increase over time as existing resource commitments expire).

16. The subject merger will facilitate the provision of new products and services to Northern's customers. It will facilitate the development of new technological processes and systems in the future.

17. The subject merger will enhance Northern's efforts to maintain operational excellence through technological improvements, process enhancements, and effective cost management. Both the NiSource and Columbia companies are respected for their technical expertise, and the subject merger will allow them to implement the best practices of each, for their mutual benefit.

18. Northern's ratepayers will also benefit from the increased expertise of its corporate parent resulting from the subject merger. The combined base of energy assets resulting from the subject merger will enhance the marketing and delivery of complementary energy products and services through assured energy supplies, broad knowledge of a wide range of energy products, greater credibility with customers, and opportunities to utilize the complementary business activities of each company.

19. The subject merger and the related transactions are thus consistent with the public interest and will not have an adverse effect on Northern's rates, terms, service, or operation within New Hampshire, and should therefore be approved by the Commission.


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


WHEREFORE, Northern requests that the Commission

          Determine that the merger of NiSource and Columbia, and the related transactions described in this petition, do not require the approval of the Commission under R.S.A. 374:33, or approve the subject merger and related transactions in accordance with the provisions of R.S.A. 374:33 and 369:8; and

          Issue a decision setting forth such determination, stating affirmatively therein (i) that the Commission has the resources to, and does currently exercise regulatory jurisdiction over the rates, services, and operations of Northern; and (ii) that the Commission intends to continue exercising such jurisdiction over Northern following completion of the subject merger; and

          Grant such further relief as the Commission deems just and appropriate.

                                        Respectfully submitted,

                                        NORTHERN UTILITIES, INC.

                                        By its attorneys,



                                        ---------------------------------------
                                        John A. DeTore
                                        Edward R. Hill, Jr.
                                        RUBIN AND RUDMAN LLP
                                        50 Rowes Wharf
                                        Boston, Massachusetts  02110
                                        (617) 330-7000

Dated:   April 12, 2000


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


    Chart of NiSource Inc. Pre-Merger Organizational Structure appears here.


       Chart of Columbia Energy Group. Pre-Merger Organizational Structure
                                 appears here.


       Chart of NiSource Inc. Post-Merger Planned Organizational Structure
                                  appears here.


          Chart of NiSource Inc. Post-Merger Alternative Organizational
                            Structure appears here.

                           The State of New Hampshire
                           Public Utilities Commission
                       Direct Testimony of Mark T. Maassel




Q.   Please state your name and business address.

A. My name is Mark T. Maassel and my business address is 801 East 86th Avenue, Merrillville, Indiana 46410.


Q.   Please describe your current position and responsibilities.

A. I am the Vice President, Regulatory and Government Policy, for NiSource Inc ("NiSource"). NiSource is the ultimate corporate parent of Northern Utilities, Inc. ("Northern"), which is a company regulated by this Commission and is the petitioner in this proceeding. In this role, I am the corporate officer within NiSource having direct responsibility for the review and approval of the proposed merger with Columbia Energy Group ("Columbia") by various regulatory agencies. As is stated in Northern's petition, NiSource has entered into an Agreement and Plan of Merger with Columbia, dated as of February 27, 2000 and amended and restated as of March 31, 2000 (the "Merger Agreement"), pursuant to which NiSource will acquire Columbia.


Q.   Please describe your background and prior experience.

A. I have been an employee in the NiSource corporate family since 1977. Prior to assuming my current position in 1997, I was Vice President of Marketing and Sales for NIPSCO Industries (as NiSource was formerly known), responsible for the promotion and sales of products of the company's subsidiaries. Prior to that I was Vice President, Electric Service and Sales, with responsibility for the electric transmission and distribution operations and gas construction


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activities for Northern Indiana Public Service Company ("Northern Indiana").
Prior to that I served as Director of Northern Indiana's Central Region, where I was responsible for gas and electric transmission and distribution operations. Prior to that I was Manager of Environmental Affairs. I have a J.D. degree from Illinois Institute of Technology's Chicago-Kent College of Law and a B.S. in Civil Engineering from the University of Minnesota.


Q. Have you previously testified before the Commission or other regulatory agencies?

A. I testified before the Commission in Northern Utilities, Inc., docket no. 98-040. In that proceeding, the Commission reviewed and approved (in its decision issued June 20, 1998) the acquisition by NiSource (then known as "NIPSCO Industries, Inc.") of Northern (through the acquisition of Northern's direct corporate parent, Bay State Gas Company ["Bay State"]). I have also testified before the Maine Public Utilities Commission, the Massachusetts Department of Telecommunications and Energy, and the Indiana Utility Regulatory Commission.


Q.   What is the purpose of your testimony?

A. The purpose of my testimony is to describe the proposed acquisition of Columbia by NiSource and to explain why that acquisition satisfies the relevant statutory criteria for any Commission approval that may be required: namely (as set forth in section 8 of title 369 of the New Hampshire Revised Statutes), that NiSource's acquisition of Columbia "will not have an adverse effect on rates, terms, service, or operation" of Northern "within the state."


Q. What corporate entities has NiSource formed for the specific purpose of effectuating the proposed merger.


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


A. In accordance with the Merger Agreement, NiSource has formed a wholly-owned subsidiary for the purposes of effectuating this merger - New NiSource Inc. ("New NiSource"), which is a Delaware corporation. Also in accordance with the Merger Agreement, New NiSource will effect the merger through two-wholly owned subsidiaries.


Q.   Please describe the terms of the proposed merger.

A. Essentially, NiSource will acquire Columbia through one of two mechanisms, the "Preferred Plan" and the "Alternative Plan," based on what shareholder approvals are received.


Q.   Please describe the Preferred Plan.

A. If the Merger Agreement is approved by both the NiSource shareholders and the Columbia shareholders, the merger will take place under the "Preferred Plan," as follows:

     - A wholly-owned subsidiary of New NiSource will merge with and into Columbia. Each outstanding share of Columbia stock will be converted into, and the Columbia stockholders will receive, (i) cash and other consideration (i.e., New NiSource debt and a forward equity contract), or
     (ii) at the Columbia shareholder's election and subject to terms and limitations, into New NiSource stock. As a result of that transaction, Columbia will become a wholly-owned subsidiary of New NiSource.

     - Simultaneously with the foregoing, another wholly-owned subsidiary of New NiSource will merge with and into NiSource. Each outstanding share of NiSource stock will be converted into, and the NiSource shareholders will receive, a share of New NiSource stock. As a result of that transaction, NiSource will become a wholly-owned subsidiary of New NiSource. NiSource will be merged into New NiSource promptly thereafter.


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


Q.   Please describe the Alternative Plan.

A. In the event that the Merger Agreement is approved by Columbia's shareholders but NiSource's shareholders do not vote in favor of it, the transaction automatically will be restructured to take place under the "Alternative Plan," as follows:

     - A wholly-owned subsidiary of NiSource will merge with and into Columbia. Each outstanding shares of Columbia stock will be converted into, and the Columbia stockholders will receive, cash and other consideration (i.e., NiSource debt and a forward equity contract). Note that under the Alternative Plan, the Columbia shareholders are not entitled to elect to receive any NiSource stock. As a result of that transaction, Columbia will become a wholly-owned subsidiary of NiSource.

     - No changes will occur to NiSource, and its shares will not be affected.


Q. Please describe the net effect of the Preferred and Alternative Plans on the organizational structures of NiSource and Columbia.

A. Both plans will produce essentially the same result: Under the Preferred Plan, NiSource's shareholders will become New NiSource's shareholders, all of the prior subsidiaries of NiSource will become subsidiaries of New NiSource, and Columbia will become a wholly-owned subsidiary of New NiSource. Under the Alternative Plan, NiSource's shareholders will remain NiSource's shareholders, all of the subsidiaries of NiSource will remain subsidiaries of NiSource, and Columbia will become a wholly-owned direct subsidiary of NiSource. Under both the Preferred and Alternative Plans, Columbia's shareholders will receive cash and New NiSource (or NiSource) debt and a forward equity contract; under the Preferred Plan Columbia's shareholders will also have the option (subject to limitations) to elect to receive New NiSource stock instead. A visual depiction of the proposed merger is provided in the organization charts attached to Northern's Petition.


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


Q. Please describe the net effect of the Preferred and Alternative Plans on Northern.

A. The proposed merger, whether it takes place under either the Preferred Plan or the Alternative Plan, will have no material effect on Northern:

     - The merger will in no manner affect the jurisdiction of the Commission over Northern's current operations.

     - The merger will not result in a change the management of Northern or Bay State, and thus the merger will have no material impact on the local operations of Northern. - The merger will not result in any change in the current ownership or control of Northern.

     - The merger will not cause Northern's rates for service to increase, nor will it require any "acquisition premium" to be allocated to Northern. For these reasons, the proposed merger "will not have an adverse effect on rates, terms, service, or operation" of Northern within New Hampshire.


Q. Recalling the subject matter of your previous testimony before the Commission, is the merger at issue here similar to the merger at issue in P.U.C. 98-040?

A.   No, it is not. In that case, Northern's direct corporate parent - Bay
State - was being acquired. In this case, neither Northern nor Bay State is being acquired - in fact, neither of them is being affected in any material way by the proposed merger. Instead, their ultimate corporate parent - NiSource - is acquiring another public utility holding company having all of its utility assets located outside of New Hampshire.


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Q.   You have already described how the proposed merger will not have an adverse effect on Northern's rates, terms, service, or operation within New Hampshire. What public benefits could be expected from the proposed merger?

A. Through the proposed merger, Northern's ultimate parent will acquire significant assets, which will better enable Northern to serve the needs of its customers. These include certain long-term advantages through the efficient use of the combined pipeline and storage assets of Northern's ultimate parent, plus the ability to best use natural gas supplies across time, weather, and geography (which ability is expected to increase over time as existing resource commitments expire). The merger will also facilitate the development of new technological processes and systems in the future, and will enhance Northern's efforts to maintain operational excellence through technological improvements, process enhancements, and effective cost management. Both the NiSource and Columbia companies are respected for their technical expertise, and the subject merger will allow them to implement the best practices of each, for their mutual benefit. The combined base of energy assets resulting from the subject merger will enhance the marketing and delivery of complementary energy products and services through assured energy supplies, broad knowledge of a wide range of energy products, greater credibility with customers, and opportunities to utilize the complementary business activities of each company.


Q.   Does that complete your testimony?

A.   Yes, it does.


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